082-34794

INTERIM REPORT

Interim Group Accounts
as at 30 June

2006

DEPFA BANK plc

DEPFA BANK

PERFORMANCE IN FINANCE

Profit before tax by segment 1 January - 30 June

Budget Finance (€ m)


06/2006
06/2005
276
187
0
32
64
96
128
160
192
224
256
288

Infrastructure Finance (€ m)


06/2006
06/2005
12
6
0
32
64
96
128
160
192
224
256
288

Client Product Services (€ m)


06/2006
06/2005
30
-1
0
32
64
96
128
160
192
224
256
288

Global Markets (€ m)


06/2006
06/2005
70
165
0
32
64
96
128
160
192
224
256
288

Net income and ROE after tax - Group


€m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
29.4
32.9
22.7
22.9
370
534
475
274
2003
2004
2005
06/2006
© DEPFA BANK

* 2003 according to US-GAAP

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–	P-1, Aa3	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P-1, Aa3	A-1, A
DEPFA ACS BANK	F1+, AA–	P-1, Aa3	A-1+, AA-

Group figures

	Q2 2006 € m	Q1 2006 € m	Q2 2005 € m	Change Q2 2005 to Q2 2006 € m	%
Earnings					
Net interest income	110	107	96	14	14.6
Net fee and commission income	12	5	5	7	140.0
Net trading income	41	62	-181	222	
Gains less losses from financial assets	67	70	292	-225	-77.1
Other operating income	-	-	4	-4	
Total operating income	**230**	**244**	**216**	**14**	**6.5**
Operating expenses	-56	-58	-52	-4	7.7
of which staff costs	-33	-37	-31	-2	6.5
of which administrative expenses	-19	-18	-17	-2	11.8
of which depreciation and amortisation	-2	-2	-3	1	-33.3
of which other operating expenditure	-2	-1	-1	-1	100.0
Profit before taxation	**174**	**186**	**164**	**10**	**6.1**
Taxation	-34	-52	-38	4	-10.5
Profit for the period	**140**	**134**	**126**	**14**	**11.1**

Balance sheet items	**30.06.2006**	**31.03.2006**	**31.12.2005**	**Changes 31.12.2005 to 30.06.2006**	
Public finance volume (incl. public sector related)	209,827	205,677	202,970	6,857	3.4
of which drawn	187,429	183,169	181,499	5,930	3.3
of which undrawn	22,398	22,508	21,471	927	4.3
Outstanding securities	104,335	106,229	103,014	1,321	1.3
Shareholders' capital	2,480	2,433	2,304	176	7.6
Total assets	221,011	221,613	228,630	-7,619	-3.3

Key ratios	**Q2 2006**	**Q1 2006**	**Q2 2005**		
Cost/income ratio	24.3%	23.8%	24.1%		
Earnings per share €	0.41	0.39	0.37		
RoE after taxes	22.8%	22.6%	25.3%		

Contents

Letter to Shareholders

Dear Shareholders,

DEPFA confirmed its very good business performance in 2006 with another good result in the second quarter. The second quarter net profit of € 140 m came on top of the good previous quarter's level of € 134 m and amounted to a marked improvement of 11% on the same period in 2005. DEPFA's earnings mix continued to shift towards client driven businesses. The client segments combining Budget Finance, Infrastructure Finance and Client Product Services made up 84% of total revenues in the second quarter versus 77% in the first quarter. Revenue synergies between the lending activities and Client Product Services continue to open up new channels of revenues.

Net interest income in the second quarter showed a healthy improvement to € 110 m, which confirmed the upwards trend of the year. This compares with € 96 m in the comparative quarter 2005. Due to steady new business the portfolio of interest generating public sector assets grew to € 187 bn whilst margins on new business remained stable. Net fee and commission income more than doubled to € 12 m (from € 5 m) due to advisory fees received and ongoing fees accruing from the liquidity facilities.

The trading result reached € 41 m, with the core trading profit excluding valuation effects from hedge inefficiencies making up € 17 m and profit from client driven swap transactions making up € 14 m. Gains from sale of financial assets totalled € 67 m.

Total expenditure showed a headline figure of € 56 m which represents a slight fall of € 2 m against the first quarter 2006. Due to higher staff numbers personnel expenditure increased by 7% to € 33 m in comparison to the second quarter of 2005. The cost income ratio remained stable at 24%. The bank is deriving good gains from its investments in new staff in key growth areas; overall revenues in the first half of 2006 are 15% higher than a year earlier. Profit before taxes totalled € 174 m. The RoE of 23% after tax is within the profit target for the full year.

Budget Finance

The Budget Finance segment is the bank's core business activity and encompasses bond and loan financing to public sector authorities. All lending is 'micro-hedged', meaning that the interest rate exposure to any single asset is eliminated via the use of interest rate derivatives. Net interest income amounted to € 90 m, a 29% increase against the comparative quarter 2005. This increase has outpaced growth in on-balance sheet financing volumes of 10% over the same period. Non-interest revenues of € 74 m were 40% higher than in the previous year and largely related to turnover in assets.

New business origination continued to be at a healthy € 17 bn. The priority of the bank has been to continue locking in satisfactory margins on new business with high quality borrowers. The United States in particular continue to provide very fertile ground for DEPFA to both grow and diversify the bank's portfolio. The combined business volume amounts to € 31 bn which corresponds to 15% of the portfolio. New business originated in the US as well as in the UK and new EU states also has been part of the process of increasing the diversity in the portfolio by country and by borrower.

DEPFA's funding activities are on track for the year. DEPFA ACS BANK completed a EUR and a USD benchmark in the first half of 2006 at historically tight funding levels. The benchmark curve of the bank is trading at historically tight levels (sub Euribor and USD Libor from 2-10 years) and DEPFA ACS BANK has in the last few months been one of the outperforming assets in the Covered Bond market. With regard to its Money Market activities DEPFA increased its US Commercial Paper Programme to USD 10 bn in order to meet increased investor demand.

Profit before taxes in the Budget Finance segment totalled € 145 m (Q2 2005: € 103 m).

€ m	Q2 2006	Q2 2005	Change	Change %
Net interest income	90	70	20	29
Non-interest revenues	74	53	21	40
Total operating income	**164**	**123**	**41**	**33**
Operating expenses	**-19**	**-20**	**1**	**-5**
Profit before taxation	**145**	**103**	**42**	**41**
Key Balance sheet items				
Financing volume (on-balance sheet)	167,418	152,333	15,085	10
Financing volume (off-balance sheet)	20,723	14,329	6,394	45
Average equity	1,290	1,105	185	17
Key ratios				
Cost/income ratio	12%	16%		
ROE	45%	37%		

Infrastructure Finance

The infrastructure finance activities of DEPFA centre on concession based public sector projects in which the private sector contractor builds, finances and operates a particular asset over the term of a concession with proceeds to finance the debt emanating from the public sector authority or directly from the levying of tolls. This very specialised form of project finance has its roots in the UK and the attractions of limiting cost overruns and the favourable treatment of such debt as a form of off balance sheet financing from the point of view of the state has allowed this form of financing to spread across Europe and even to the United States and Japan. Net operating income more than doubled in the second quarter to € 13 m year-on-year. In July 2006 DEPFA carried out its second major securitisation of infrastructure loans (EPIC) amounting to € 900 m. Through EPIC, DEPFA has packaged and transferred the risk (and part of the return) of a section of its PFI loan portfolio and achieved its objectives of releasing capital, improving returns, transferring credit risk and bringing investors into the infrastructure market in a new way that can be replicated in the future. DEPFA created an efficient refinancing template, which could be used repeatedly to refinance the infrastructure assets put onto the bank's balance sheet through its successful origination capability.

DEPFA closed 18 transactions in the first half of 2006 and has a strong pipeline of deals globally and especially in the North American market. The US, like Europe, increasingly sees PPP financing as a valid method to carry out the huge amount of necessary investments for essential Public Private Partnership (PPP). One of the key transactions in the US in the second quarter was for the acquisition of the Pocahontas Parkway. DEPFA acted as both financial advisor and consortium member in support of Transurban Group's $603m acquisition of the Parkway under a 99-year concession granted by the Virginia Department of Transportation.

The financial value of the infrastructure finance activities also carries over to ancillary revenues that are created for other areas of expertise in the bank that become involved in a particular transaction. Most notably, client swap structures have been successfully arranged for clients by in-house specialists on the back of some large transactions, with revenues booked in the Client Product Services segment.

Profit before taxes in the Infrastructure Finance segment totalled € 8 m before tax (Q2 2005: € 3 m).

€ m	Q2 2006	Q2 2005	Change	Change %
Net interest income	6	5	1	20
Non-interest revenues	7	1	6	600
Total operating income	**13**	**6**	**7**	**117**
Operating expenses	**-5**	**-3**	**-2**	**67**
Profit before taxation	**8**	**3**	**5**	**167**
Key Balance sheet items				
Financing volume (on-balance sheet)	4,057	1,629	2,428	149
Financing volume (off-balance sheet)	1,675	795	880	111
Average equity	208	115	93	81
Key ratios				
Cost/income ratio	38%	50%		
ROE	15%	10%		

Client Product Services

Client Product Services incorporates a major part of the new products and structured solutions that the bank provides for its public sector clients. The leveraging of lending relationships by Client Product Services activities is a central pillar of the bank's growth strategy and has opened up fresh areas of profit generation for the bank. In the second quarter total operating income reached € 16 m, taking the overall contribution to the Group's revenue to € 41 m for the first half of 2006 compared to a very low base of € 6 m for the first half of 2005 when the segment was only in its infancy. The client swaps business was the most obvious area for DEPFA to build up earnings capacity quickly as the bank is able to add this product to its many lending transactions with clients.

Other product areas, which are at an earlier point in their development than the client derivatives business will progressively increase contributions to profits with the build up of volume and staff. The Guaranteed Investment Contract business (GIC) is continuing to 'ramp up' strongly with the amount of deposits collected from US municipalities surpassing US$ 1 billion. The GICs provide the bank with an important additional sub LIBOR source of funding. The securitisation business is also performing well and the bank is involved in a number of mandates with mainly Southern European clients to remove receivables from their books.

Profit before taxes in the Client Product Services segment totalled € 11 m before tax (Q2 2005: € -2 m).

€ m	Q2 2006	Q2 2005	Change
Net interest income	2	-	2
Non-interest revenues	14	2	12
Total operating income	**16**	**2**	**14**
Operating expenses	**-5**	**-4**	**-1**
Profit before taxation	**11**	**-2**	**13**
Key Balance sheet items			
Financing volume (on-balance sheet)	-	-	-
Financing volume (off-balance sheet)	-	-	-
Average equity	38	11	27
Key ratios			
Cost/income ratio	31%	n/a	
ROE	116%	n/a	

Global Markets

The Global Markets segment relates to all trading and client driven asset positioning. The net operating income of the Global Markets segment totalled € 35 m in the second quarter, down 68% on a year-on-year basis. Profit before taxation was also down strongly by 70% to € 30 m over this period. The contribution of this segment to overall revenues and profits has continued its downward trend from the 2005 levels as the bank reduced its trading activities and shifts its focus to non trading revenues. The share of Global Markets in the total Group pre-tax profit excluding the Corporate Centre went down from 49% in Q2 2005 and 21% in the first quarter 2006 to 15% in Q2 2006. It is important to note that the shortfall in the profit contribution from Global Markets has greatly been compensated for by higher contributions from the client segments.

Profits before taxes in the Global Market segment totalled € 30 m (Q2 2005: € 100 m).

€ m	Q2 2006	Q2 2005	Change	Change %
Net interest income	19	25	-6	-24
Non-interest revenues	16	84	-68	-81
Total operating income	**35**	**109**	**-74**	**-68**
Operating expenses	**-5**	**-9**	**4**	**-44**
Profit before taxation	**30**	**100**	**-70**	**-70**
Key Balance sheet items				
Financing volume (on-balance sheet)	13,111	9,094	4,017	44
Financing volume (off-balance sheet)	-	-	-	-
Average equity	706	321	385	120
Key ratios				
Cost/income ratio	14%	8%		
ROE	17%	125%		

Corporate Centre

The Corporate Centre consists of cost and revenue items that do not lend themselves easily to any of the business categories. The segment takes account of large recurring items such as valuation effects from hedge inefficiencies due to hedge accounting in non-interest revenues (€ 10 m in Q2 2006).

Profit before taxes in the Corporate Centre segment showed a negative € 20 m (Q2 2005: € - 40 m).

€ m	Q2 2006	Q2 2005	Change	Change %
Net interest income	-7	-4	-3	75
Non interest revenues	9	-20	29	
Total operating income	**2**	**-24**	**26**	
Operating expenses	**-22**	**-16**	**-6**	**38**
Profit before taxation	**-20**	**-40**	**20**	**-50**
Key balance sheet items				
Financing volume (on-balance sheet)	4,965	6,848	-1,883	-27
Financing volume (off-balance sheet)	-	-	-	-
Average equity	215	436	-221	-51

Interim financial information
as at 30 June 2006

Consolidated income statement	Note	1 Jan - 30 June 2006 € m	1 Jan - 30 June 2005 € m
Interest and similar income	1	4,173	3,653
Interest expense and similar charges	1	-3,956	-3,447
Net interest income		**217**	**206**
Fee and commission income	2	22	12
Fee and commission expense	2	-5	-3
Net fee and commission income		**17**	**9**
Net trading income	3	103	-136
Gains less losses from financial assets		137	327
Other operating income		-	7
Total operating income		**474**	**413**
Staff costs		-70	-67
Administrative expenses		-37	-32
Depreciation and amortisation		-4	-5
Other operating expenditure		-3	-1
Total operating expenses		**-114**	**-105**
Net operating profit before impairment losses		**360**	**308**
Impairment losses on loans and advances		-	-
Profit before taxation		**360**	**308**
Taxation		-86	-63
Profit for the period attributable to the equity holders of the company		**274**	**245**
Earnings per share attributable to the equity holders of the Company (expressed in € per share):			
– basic		0.80	0.72
– diluted		0.80	0.72

Consolidated balance sheet

	Note	30.06.2006 € m	31.12.2005 € m
ASSETS			
Cash and balances with central banks		1,483	1,457
Treasury bills and other eligible bills		35	1
Loans and advances to banks	4	37,451	42,870
Trading securities		1,262	210
Derivative financial instruments	5	7,509	8,147
Other financial assets at fair value through profit or loss		615	586
Loans and advances to customers	6	120,329	116,437
Investment securities – available-for-sale		52,147	58,776
Intangible assets		54	55
Property, plant and equipment		22	24
Deferred taxation		85	52
Other assets		19	15
Total assets		**221,011**	**228,630**
LIABILITIES			
Deposits from banks	8	68,552	67,023
Other deposits		25,865	29,779
Derivative financial instruments and other trading liabilities	5	12,797	17,541
Due to customers	9	10,128	7,672
Debt securities in issue	10	98,582	101,612
Other borrowed funds	11	2,169	2,378
Other liabilities		120	97
Current tax liabilities		129	51
Deferred tax liabilities		131	110
Retirement benefit obligations		58	63
Total liabilities		**218,531**	**226,326**
EQUITY			
Equity attributable to equity holders of the company			
Share capital		106	106
Share premium		1,142	1,142
Retained earnings		1,137	940
Other reserves		95	116
Total equity		**2,480**	**2,304**
Total equity and liabilities		**221,011**	**228,630**

Consolidated statement of changes in shareholders' equity

€m	Share capital	Share premium	Retained earnings	Other reserves: unrealised gains/losses on cash flow hedges	Other reserves: unrealised gains/losses on available for sale securities	Total equity 2006	Total equity 2005
Balance at 1 January	**106**	**1,142**	**940**	**2**	**114**	**2,304**	**1,884**
Profit for the period	-	-	134	-	-	134	119
Net change in available for sale investments, net of tax	-	-	-	-	-6	-6	27
Net changes in cash flow hedges, net of tax	-	-	-	-	-	-	1
Total recognised profit	**-**	**-**	**134**	**-**	**-6**	**128**	**147**
Reduction of equity for own shares purchased	-	-	-9	-	-	-9	-45
Write-back to equity for own shares expensed through the income statement	-	-	10	-	-	10	9
Acquisition of minority interest	-	-	-	-	-	-	-9
Balance at 31 March	**106**	**1,142**	**1,075**	**2**	**108**	**2,433**	**1,986**
Profit for the period	-	-	140	-	-	140	126
Net change in available for sale investments, net of tax	-	-	-	-	-15	-15	-68
Net changes in cash flow hedges, net of tax	-	-	-	-	-	-	-2
Total recognised profit	**-**	**-**	**140**	**-**	**-15**	**125**	**56**
Write-back to equity for own shares expensed through the income statement	-	-	8	-	-	8	8
Dividends	-	-	-86	-	-	-86	-58
Balance at 30 June	**106**	**1,142**	**1,137**	**2**	**93**	**2,480**	**1,992**

Consolidated cash flow statement

	2006 € m	2005 € m
Cashflow from operating activities	-3,902	4,411
Cashflow from investing activities	-2	-39
Cashflow from financing activities	-315	255
Net increase/(decrease) in cash and cash equivalents	-4,219	4,627
Cash and cash equivalents as of 1 January	**12,049**	**8,797**
Effect of exchange rate changes on cash and cash equivalents	-40	155
Cash and cash equivalents as of 30 June	**7,790**	**13,579**

Quarterly performance

	2006 € m		2005 € m			
	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	110	107	116	100	96	110
Net fee and commission income	12	5	6	5	5	4
Net trading income	41	62	-3	25	-181	45
Gains less losses from investment securities	67	70	60	93	292	35
Other operating income	-	-	-	-	4	3
Total operating income	**230**	**244**	**179**	**223**	**216**	**197**
Operating expenses	-56	-58	-57	-53	-52	-53
of which staff costs	-33	-37	-33	-32	-31	-36
of which other administrative expenses	-19	-18	-20	-20	-17	-15
of which depreciation and amortisation	-2	-2	-2	-2	-3	-2
of which other operating expenditure	-2	-1	-2	1	-1	-
Net operating profit before impairment losses	**174**	**186**	**122**	**170**	**164**	**144**
Impairment losses on loans and advances	-	-	-3	-	-	-
Profit before taxation	**174**	**186**	**119**	**170**	**164**	**144**
Income tax expense	-34	-52	-21	-38	-38	-25
Profit for the period	**140**	**134**	**98**	**132**	**126**	**119**

Basis of accounting

The consolidated annual financial statements of DEPFA Group are prepared in accordance with International Financial Reporting Standards ('IFRS').

The accounting policies applied in the preparation of the consolidated financial statements in 2005 were also applied for this interim report, including the calculation of the comparative figures.

No new entities have been consolidated in this period.

Notes to the Group balance sheet and income statement

1. Net interest income

	30.06.2006 € m	30.06.2005 € m
Interest income		
Loans and advances	2,813	2,734
Other lending business and money market transactions	256	206
Fixed income securities	1,104	713
	4,173	**3,653**
Interest expense		
Asset-covered bonds	-1,748	-1,523
Other debt securities	-238	-210
Borrowings	-81	-66
Subordinated debt	-64	-48
Other banking transactions	-1,825	-1,600
	-3,956	**-3,447**

2. Net fee and commission income

	30.06.2006 € m	30.06.2005 € m
Fee and commission income		
Commission income from liquidity facilities	10	6
Other fees	12	6
	22	**12**
Fee and commission expense		
Fees paid	-5	-3
	-5	**-3**

3. Net trading income

	30.06.2006 € m	30.06.2005 € m
Securities and derivatives held for trading	106	-136
Foreign exchange transaction gains less losses	-3	-
	103	**-136**

4. Loans and advances to banks

	30.06.2006 € m	30.12.2005 € m
Public sector loans	22,610	22,166
Term deposits	2,341	5,002
Reverse repurchase agreements	2,634	4,414
Cash collateral	5,430	7,987
Other loans and advances	4,436	3.301
	37,451	**42,870**

5. Derivatives and other trading liabilities

	30.06.2006 Assets € m	30.06.2006 Liabilities € m	31.12.2005 Assets € m	31.12.2005 Liabilities € m
Derivatives				
Interest rate and currency swaps	7,351	11,428	8,011	16,358
Interest rate futures	5	-	1	-
Interest rate options purchased	5	-	-	-
Interest rate options written	-	1	-	-
Other interest rate derivative contracts	16	4	10	1
Foreign exchange contracts	31	62	80	59
Credit derivatives	101	70	44	11
Other derivatives	-	-	1	29
	7,509	**11,565**	**8,147**	**16,458**
Other trading liabilities				
Short positions	-	1,232	-	1,083
	7,509	**12,797**	**8,147**	**17,541**

6. Loans and advances to customers

	30.06.2006 € m	31.12.2005 € m
Public sector and infrastructure loans	117,663	113,593
Term deposits	128	56
Reverse repurchase agreements	305	289
Property loans	2,115	2,434
Other loans and advances	144	91
	120,355	**116,463**
Allowances for losses on loans and advances (note 7)	-26	-26
	120,329	**116,437**

7. Impairment losses on loans and advances

	30.06.2006 € m	31.12.2005 € m
Opening balance	-26	-32
Impairment losses	-	-3
Loan transfers	-	9
Closing balance	**-26**	**-26**

The total allowance for losses on loans and advances is made up as follows:

	30.06.2006 € m	31.12.2005 € m
Public sector and infrastructure loans	3	3
Property loans	23	23
	26	**26**

8. Deposits from banks

	30.06.2006 € m	31.12.2005 € m
Term deposits	15,601	16,664
Call deposits	3,274	2,027
Repurchase agreements	42,390	43,188
Other liabilities	7,287	5,144
	68,552	**67,023**

9. Due to customers

	30.06.2006 € m	31.12.2005 € m
Term deposits	3,790	3,753
Call deposits	-	120
Repurchase agreements	4,815	3,213
Other liabilities	1,523	586
	10,128	**7,672**

10. Debt securities in issue

	30.06.2006 € m	31.12.2005 € m
Public sector covered bonds	88,877	91,756
Other covered bonds	417	515
Other debt securities in issue	9,288	9,341
	98,582	**101,612**

11. Other borrowed funds

	31.03.2006 € m	31.12.2005 € m
Subordinated debt	1,197	1,422
Profit participation certificates	972	956
	2,169	**2,378**

12. Incentive compensation programme

At 30 June 2006, the Trust established to purchase shares under the Group incentive programme held 8,743,268 shares of DEPFA BANK plc at a cost of € 94 million. Compensation cost relating to the programme recognised in the income statement amounted to € 18 million.

13. Segmental reporting

The Group is organised on a worldwide basis into the following main business segments:

Budget Finance
The Budget Finance segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The Group does not take any interest rate risks within this segment. It also includes all of the Group's funding positions which are recharged to other segments at agreed rates. Unhedged public sector loans and bonds are included in Global markets.

Client Product Services
This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

Global Markets
Global Markets consists of the Group's unhedged loan and bond books and the Group's trading activities.

Infrastructure Finance
Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings.

Corporate Centre
This area contains overhead costs, project costs as well as the residual property portfolio of the Deutsche Pfandbriefbank AG and surplus capital.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the Corporate Centre.

	1. Jan. - 30. June 2006					
€ m	**Budget Finance**	**Infra-structure Finance**	**Client Product Services**	**Global Markets**	**Corporate Centre/ Consolida-tion items**	**Group**
Net Interest Income	176	12	-	41	-12	217
Non interest revenues	143	9	41	42	22	257
Total operating income	**319**	**21**	**41**	**83**	**10**	**474**
Operating expenses	**-43**	**-9**	**-11**	**-13**	**-38**	**-114**
Impairment losses	-	-	-	-	-	-
Profit before taxation	**276**	**12**	**30**	**70**	**-28**	**360**
Taxation						-86
Profit for the period						**274**

	1. Jan. - 30. June 2005					
€ m	**Budget Finance**	**Infra-structure Finance**	**Client Product Services**	**Global Markets**	**Corporate Centre/ Consolida-tion items**	**Group**
Net Interest Income	141	10	-	57	-2	206
Non interest revenues	88	2	6	127	-16	207
Total operating income	**229**	**12**	**6**	**184**	**-18**	**413**
Operating expenses	**-42**	**-6**	**-7**	**-19**	**-31**	**-105**
Impairment losses	-	-	-	-	-	-
Profit before taxation	**187**	**6**	**-1**	**165**	**-49**	**308**
Taxation						-63
Profit for the period						**245**

14. Contingent liabilities and commitments

	30.06.2006 € m	31.12.2005 € m
Contingent liabilities for guarantees and indemnity agreements	25	29

	30.06.2006 € m	31.12.2005 € m
Loan commitments	22,398	21,471

15. Result from discontinued operations

During the period the Group received refunds of taxes and interest on taxes as a result of tax audits concerning a property company that was sold to Aareal Bank A.G. in preparation for the spin-off of the property business. The period covered by the tax audits was prior to the sale of the property company and prior to the spin-off in 2002 of the property business. Under the contracts between DEPFA and Aareal concerning the spin-off, DEPFA may be obliged to pass the refunds to Aareal and a provision has been made for this potential obligation. The net effect on the Group income statement is therefore nil.

Other details

New commitments

	30.06.2006 € m	30.06.2005 € m
Public sector finance	30,795	49,732
Public sector related	4,781	1,135
	35,576	**50,867**

Primary sales of debt securities including loans

	30.06.2006 € m	30.06.2005 € m
Public sector covered bonds	7,041	17,141
Other debt securities	1,216	2,112
Loans	1,390	2,081
	9,647	**21,334**

Loans consist of borrowings with a maturity of greater than 1 year.

Average number of employees

	30.06.2006	30.06.2005
Average number of employees	545	492

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital	31.06.2006 € m	31.12.2005 € m
Core capital (Tier I)	2,783	2,976
Supplementary (Tier II)	1,350	1,104
Total regulatory capital	**4,133**	**4,080**

Capital adequacy ratios	30.06.2006	31.12.2005
BIS Risk weighted assets (€ m)	29,539	24,081
Core capital ratio (Tier I)	9.4%	12.4%
Total capital ratio (Tier I and Tier II)	14.0%	16.9%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparisons.

Management



Gerhard Bruckermann *(Chairman & CEO)*
Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002 Gerhard Bruckermann is Chairman & CEO of DEPFA BANK plc. Gerhard Bruckermann previously held senior positions in the Capital Market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Matthias Mosler *(Deputy CEO)*
Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as Member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Client Relationship Management. Between 2000 and 2005 Matthias Mosler worked for Merrill Lynch where he was CEO of Germany and Vice Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Matthias Mosler began his career at Deutsche Bank AG where he held positions in Debt Capital Markets and as assistant to the CEO.



Reinhard Grzesik *(CFO)*
Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the Corporate Planning division until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Executive Committee of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.

Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA BANK plc in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee of DEPFA BANK plc, Bo Heide-Ottosen is responsible for the Group's global Treasury, Budget Finance and Global Markets.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA Group in 1999. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup. As Chief Risk Officer of DEPFA BANK plc, he is responsible for Group Risk Control and IT.



Paul Leatherdale

Paul Leatherdale joined DEPFA in September 1999 to set up the Infrastructure Finance Team in Dublin, which now numbers over 40 people, and has specialist local teams based in most of the Group's offices worldwide. Previously, after completing a business degree, he qualified as a Chartered Accountant and then spent 15 years at Sumitomo Bank in London specialising in real estate, construction and international project finance. As a member of the Executive Committee of DEPFA BANK plc, Paul Leatherdale is responsible for the segment Infrastructure Finance and Advisory Services.



Andrew T. Readinger

Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley. As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Client Product Services and Global Markets.



Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222 , Fax +353 1 792-2211
www.depfa.com

Frankfurt Office
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone +49 69 92882-0, Fax +49 69 92882-100

Copenhagen Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7290-0580

Madrid Representative Office
Monte Esquinza, 30 4th floor
28010 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd floor
New York, N.Y. 10022, USA
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street, Suite 1510
Chicago, IL 60602, USA
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
1, rue Saint Georges
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentinia n.21
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541 7991, Fax +1 415 541 9036

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-6241, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

Warsaw Representative Office
ul. Ksiaceca 4
00-498 Warsaw, Poland
Phone +48 22 537-7600, Fax +48 22 537-7601

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia, Cyprus
Phone +357 22 396-300, Fax +357 22 396-399

Hong Kong Representative Office
1005 ICBC Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Finance N.V.
Herengracht 450
1017 CA Amsterdam, Netherlands
Phone +31 20 555-4466, Fax +31 20 555-4308

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland

Phone +353 1 792-2222
Fax +353 1 792-2211
E-mail: info@depfa.com
Internet: www.depfa.com

DEPFA BANK